Exhibit 99.28

2022 ANNUAL MEETING OF SHAREHOLDERS OF

ABAXX TECHNOLOGIES INC.

NOTICE-AND-ACCESS NOTIFICATION TO BENEFICIAL SHAREHOLDERS

You are receiving this notification as Abaxx Technologies Inc. (the “Corporation”) has decided to use the notice and access model for delivery of meeting materials for its 2022 Annual Meeting of Shareholders (the “Meeting”). This notice-and-access notification (“Notice-and-Access Notification”) is prepared under the notice-and-access rules that came into effect on February 11, 2013 under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). In accordance NI 54-101, and together with this Notice-and-Access Notification, shareholders of the Corporation (“Shareholders”) will only receive a proxy or voting instruction form enabling them to vote at the Meeting. Instead of receiving paper copies of the management information circular of the Corporation dated August 10, 2022 (the “Information Circular”), the financial statements of the Corporation for the year ended December 31, 2021 (the “Financial Statements”), and management’s discussion and analysis of the Corporation’s results of operations and financial condition for 2021 (the “MD&A”) (collectively, the “Meeting Materials”), Shareholders will receive this Notice-and-Access Notification with information on how they may access the Meeting Materials electronically. The use of this alternative means of delivering the Meeting Materials is more environmentally responsible as it will help reduce paper use and reduce the cost of printing and mailing Meeting Materials to Shareholders.

MEETING DATE AND LOCATION

Time & Date:	1:00 p.m. (Eastern Time)
September 22, 2022 at
Place:	Peterson McVicar LLP 18 King St E, Suite 902
Toronto, ON M5C 1C4

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Set the Board Size: Shareholders will be asked to set the size of the board of directors at six (6) for the ensuing year. Information may be found in the “Business of the Meeting – Number of Directors” section of the Information Circular on page five thereof.

Election of Directors: Shareholders will be asked to elect six (6) directors for the ensuing year. Information may be found in the “Business of the Meeting – Election of Directors” section of the Information Circular on page five thereof.

Appointment of Auditor: Shareholders will be asked to appoint KPMG LLP as the Corporation’s auditor for the ensuing year, and authorize the Corporation’s directors to fix the auditor’s remuneration. Information may be found in the “Business of the Meeting – Appointment of Auditors” section of the Information Circular on page seven thereof.

Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “Business of the Meeting – Other Matters” section of the Information Circular on page eight thereof.

Reference is made to the Information Circular, which contains additional details concerning the matters outlined above.

SHAREHOLDERS ARE REMINDED TO VIEW THE INFORMATION CIRCULAR FOR THE MEETING PRIOR TO VOTING

WEBSITE WHERE MEETING MATERIALS ARE POSTED:

The Meeting Materials may be viewed on the Corporation’s website at:

www.abaxx.tech under “Abaxx Investor Relations” and “Company Filings”

The Meeting Materials may also be viewed on the Corporation’s SEDAR profile at: www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no additional cost. Requests may be made up to one year from the date of the Information Circular was filed on SEDAR. Shareholders who wish to receive paper copies of the Meeting Materials may request copies by contacting the Corporation via:

Telephone:	1-246-271-0082

Requests for paper copies of the Meeting Materials must be received by the Corporation by 1:00 p.m. (Toronto time) on September 13, 2022 in order to receive the Meeting Materials in advance of the date of the Meeting.

VOTING:

Voting is facilitated by Computershare Investor Services Inc. (“Computershare”). Registered shareholders are asked to return the accompanying proxy at least forty-eight (48) hours in advance of the Meeting, using one of the following methods:

Internet:	www.investorvote.com

Telephone:	1-866-732-VOTE (8683)

Mail:	Computershare Investors Services Inc., ATTN: Proxy Dept.
100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1

Non-registered holders are asked to use the voter instruction form provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that it is transmitted on time. It must be received by your intermediary with sufficient time for them to file a proxy by the deadline noted above.

Shareholders with questions about this Notice-and-Access Notification can email the Corporation’s registrar and transfer agent toll free at +1 416-263-9200.